SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 25, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F   [x]        Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [  ]        No  [x]

Announcement of LM Ericsson Telephone company, dated October 25, 2007 regarding “Hans Vestberg appointed CFO of Ericsson”.

Press Release
October 25, 2007

Hans Vestberg appointed CFO of Ericsson

Hans Vestberg is appointed Chief Financial Officer of Ericsson (NASDAQ: ERIC), effective as of today. Hans Vestberg is presently head of business unit Global Services and Executive Vice President. He will remain in the position as head of Global Services until a successor has been appointed. Vestberg will also remain in his position as Executive Vice President.

Karl-Henrik Sundström, former Chief Financial Officer and Executive Vice President, has decided to leave Ericsson.

“With his experience Karl-Henrik Sundström has been a key contributor to Ericsson’s industry leading position,” said Carl-Henric Svanberg, President and CEO of Ericsson. “Since Karl-Henrik Sundström took on the position as CFO, in the middle of the industry crisis, he has been instrumental in turning the company around and rebuilding it into the strongest in the industry.”

Notes to editors:

Link to Hans Vestberg’s bio and photos:

www.ericsson.com/ericsson/corpinfo/management/hans_vestberg.shtml

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Media
Ericsson Media Relations
Phone: +46 8 719 6992
E-mail: press.relations@ericsson.com

Investors
Ericsson Investor Relations
Phone: +46 8 719 0000
E-mail: investor.relations.se@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 25, 2007